FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
 (Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated July 27, 2016 of Diana Containerships Inc. (the "Company") announcing the Company's financial results for the second quarter and six months ended June 30, 2016.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission with an effective date of August 13, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: July 27, 2016	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: + 30-216-600-2400
Email: izafirakis@dcontainerships.com
Website: www.dcontainerships.com

For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. REPORTS FINANCIAL RESULTS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2016

ATHENS, GREECE, July 27, 2016 – Diana Containerships Inc. (NASDAQ: DCIX), (the "Company"), a global shipping company specializing in the ownership of containerships, today reported a net loss of $8.0 million for the second quarter of 2016, compared to a net income of $0.9 million for the respective period of 2015.
Time charter revenues, net of prepaid charter revenue amortization, were $8.0 million for the second quarter of 2016, compared to $17.3 million for the same period of 2015, mainly due to reduced employment opportunities and time charter rates which has resulted in fewer revenue generating days, partly offset by an increase in ownership days resulting from the enlargement of our fleet.
Net loss for the six months ended June 30, 2016 amounted to $13.8 million, compared to net income of $0.4 million for the same period of 2015. Time charter revenues, net of prepaid charter revenue amortization, for the six months ended June 30, 2016, amounted to $19.8 million, compared to $31.2 million for the same period of 2015.
Suspension of Cash Dividend
The Company's board of directors has determined that, based on the current container vessel charter market, it will suspend the quarterly cash dividend on its common shares effective with the quarter ended June 30, 2016.  While the Company's historical annual cash dividend since the second quarter of 2014 has amounted to  $0.01 per common share (or $0.08 per common share adjusted to give effect to the 1 for 8 reverse stock split that became effective on June 9, 2016), the decision to suspend the dividend reflects the board's determination that it is in the best long term interest of the Company and its shareholders to aggressively preserve liquidity to manage current market conditions and be in a position to benefit from an eventual sector recovery.

Fleet Employment Profile (As of July 26, 2016)
Diana Containerships Inc.'s fleet is employed as follows:

Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
BUILT TEU
7 Panamax Container Vessels
SAGITTA
	A	$5,850	3.50%	CMA CGM	27-Jan-16	16-Aug-16 - 27-Jan-17	1
2010 3,426
CENTAURUS
	A	$10,875	5.00%	Maersk Line A/S	2-Oct-15	2-Sep-16 - 2-Apr-17	2
2010 3,426
YM LOS ANGELES
	B	$21,000	US$350 per day	Yang Ming (UK) Ltd.	9-Apr-15	19-Oct-16 - 19-Feb-17	3
2006 4,923
YM NEW JERSEY
	B	$21,000	US$350 per day	Yang Ming (UK) Ltd.	22-Apr-15	24-Sep-16 - 24-Jan-17	3
2006 4,923
PAMINA
(ex Santa Pamina)		$15,325	4.00%	Zim Integrated Shipping Services Ltd	21-May-15	22-Mar-16	4
2005 5,042
DOMINGO
(ex Cap Domingo)	C	$6,150	3.50%	CMA CGM	11-Apr-16	26-Sep-16 - 11-Apr-17
2001 3,739
CAP DOUKATO
(ex Cap San Raphael)	C	$6,250	3.75%	Rudolf A. Oetker KG	23-Jan-16	21-Aug-16 - 23-Jan-17	1,5
2002 3,739
6 Post - Panamax Container Vessels
PUELO				MSC-Mediterranean Shipping Co. S.A., Geneva
	D	$6,500	3.75%		17-May-16	17-Apr-17 - 17-Jun-17	6
2006 6,541
PUCON
	D	$17,000	3.75%	Hapag-Lloyd AG	20-Aug-15	1-Jun-16	4,7,8,9
2006 6,541
MARCH		$6,200	5.00%	Maersk Line A/S	6-Jan-16	26-Mar-16	10
(ex YM March)	E
2004 5,576		$6,075	5.00%	SeaGo Line A/S	3-Jul-16	3-Feb-17 - 3-Jul-17	11
GREAT
(ex YM Great)	E	$6,000	5.00%	Maersk Line A/S	15-Feb-16	18-May-16	4,12
2004 5,576
HAMBURG		$14,000	0.00%	MSC-Mediterranean Shipping Co. S.A., Geneva	16-Nov-15	27-Jan-16
	F
2009 6,494		$6,350	5.00%	Maersk Line A/S	31-May-16	24-Aug-16 - 31-Jan-17	1
ROTTERDAM
		$6,000	5.00%		2-Feb-16	27-Apr-16	13
	F			Maersk Line A/S
2008 6,494		$6,200	5.00%		27-Apr-16	27-Oct-16 - 11-Jun-17	14

* Each container vessel is a "sister ship", or closely similar, to other container vessels that have the same letter.
** Total commission paid to third parties.
*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers' option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1 Based on latest information.
2 In September 2015, the Company agreed to extend as from October 2, 2015 the previous charter party with Maersk Line A/S for a period of minimum 11 months to maximum 18 months at a gross charter rate of US$10,875 per day.

3 For financial reporting purposes, an asset is recognized upon the delivery of the vessel which represents the difference between the current fair market value of the charter and the net present value of future contractual cash flows. This asset is amortized over the period of the time charter agreement and is set off against the corresponding revenues during the same period.

4 Currently without an active charterparty.
5 In January 2016, the Company agreed to extend as from January 23, 2016 the previous charter party with Rudolf A. Oetker KG for a period of minimum 3 months to maximum 12 months at a gross charter rate of US$6,250 per day.

6 The charterer has the option to further employ the vessel for a twelve (12) month period, at a gross charter rate of US$8,600 per day starting twelve (12) months after delivery of the vessel to the charterer. After that period the charterer has the option to employ the vessel for a further twelve (12) month period, at a  gross charter rate of US$20,000 starting twenty-four (24) months after delivery of the vessel to the charterer. Charterer has the option to employ the vessel for plus or minus thirty (30) days on final declaration.  All gross charter rates include a 3.75% commission paid to third parties. Options must be declared by the charterer not later than nine (9) months for the first option and twenty (20) months for the second option after the delivery of the vessel to the charterer.

7 The charterers paid the owners a compensation for the early redelivery of the vessel equal to the amount of US$6,000 per day for the period between August 20, 2015 and up to March 20, 2016.
8 Charterers changed to Norasia Container Lines Limited, as per Novation Agreement signed in September 2014 with a retroactive effect from July 1, 2014. As per same Novation Agreement, with effect from April 28, 2015, charterers have changed to Hapag-Lloyd AG.

9 In July 2015, the Company agreed to extend as from August 20, 2015 (00:01) the previous charter party with Hapag-Lloyd AG for a period of up to minimum May 10, 2016 to maximum July 20, 2016 at a gross charter rate of US$17,000 per day.

10 In December 2015, the Company agreed to extend as from January 6, 2016 the previous charter party with Maersk Line A/S for a period of minimum 2 months to maximum 10 months at a gross charter rate of US$6,200 per day.

11 The charter rate commenced 10 days after the delivery of the vessel to the charterers.
12 In January 2016, the Company agreed to extend as from February 15, 2016 the previous charter party with Maersk Line A/S for a period of minimum 2 months to maximum 12 months at a gross charter rate of US$6,000 per day.

13 Vessel was off-hire for scheduled maintenance from April 15, 2016 to April 27, 2016.
14 In March 2016, the Company agreed to extend as from April 27, 2016 (00:01) the previous charter party with Maersk Line A/S for a period of minimum 6 months to about 13 months at a gross charter rate of US$6,200 per day.

Summary of Selected Financial & Other Data
	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA (in thousands of US Dollars):
Time charter revenues, net of prepaid charter revenue amortization	$7,999	$17,337	$19,764	$31,218
Voyage expenses	926	411	1,951	616
Vessel operating expenses	7,888	9,663	16,778	17,994
Net income / (loss)	(8,011)	891	(13,777)	388
FLEET DATA
Average number of vessels	13.0	12.7	13.4	11.8
Number of vessels	13.0	13.0	13.0	13.0
Ownership days	1,183	1,153	2,434	2,143
Available days	1,183	1,129	2,389	2,078
Operating days	797	1,114	1,751	2,059
Fleet utilization	67.4%	98.7%	73.3%	99.1%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$5,979	$14,992	$7,456	$14,727
Daily vessel operating expenses (2)	$6,668	$8,381	$6,893	$8,397

(1)	Time charter equivalent rates, or TCE rates, are defined as our time charter revenues, net, less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)	Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

The Company's management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Wednesday, July 27, 2016.

Investors may access the webcast by visiting the Company's website at www.dcontainerships.com, and clicking on the webcast link. The conference call also may be accessed by telephone by dialing 1-877-407-8029 (for U.S.-based callers) or 1-201-689-8029 (for international callers), and asking the operator for the Diana Containerships Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dcontainerships.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 13639634.

About the Company

Diana Containerships Inc. is a global provider of shipping transportation services through its ownership of containerships. The Company's vessels are employed primarily on time charters with leading liner companies carrying containerized cargo along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA CONTAINERSHIPS INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
REVENUES:	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Time charter revenues	$9,010	$20,012	$22,473	$35,700
Prepaid charter revenue amortization	(1,011)	(2,675)	(2,709)	(4,482)
Time charter revenues, net	7,999	17,337	19,764	31,218

EXPENSES:
Voyage expenses	926	411	1,951	616
Vessel operating expenses	7,888	9,663	16,778	17,994
Depreciation and amortization of deferred charges	3,559	3,232	7,107	6,145
General and administrative expenses	1,883	1,447	3,721	2,851
Loss on vessels' sale	-	-	497	-
Foreign currency losses / (gains)	55	29	85	(55)
Operating income / (loss)	(6,312)	2,555	(10,375)	3,667

OTHER INCOME / (EXPENSES):
Interest and finance costs	(1,731)	(1,684)	(3,466)	(3,346)
Interest income	32	20	64	67
Total other expenses, net	(1,699)	(1,664)	(3,402)	(3,279)

Net income / (loss)	$(8,011)	$891	$(13,777)	$388

Earnings/ (loss) per common share, basic and diluted*	$(0.88)	$0.10	$(1.51)	$0.04

Weighted average number of common shares, basic*	9,154,339	9,108,796	9,140,744	9,104,270

Weighted average number of common shares, diluted*	9,154,339	9,121,790	9,140,744	9,116,010

*Adjusted to give effect to the 1 for 8 reverse stock split that became effective on June 9, 2016. UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/ (LOSS)

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income / (loss)	$(8,011)	$891	$(13,777)	$388

Comprehensive income / (loss)	$(8,011)	$891	$(13,777)	$388

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)
	June 30, 2016	December 31, 2015**
ASSETS	(unaudited)

Cash, cash equivalents and restricted cash	$27,790	$38,388
Vessels' net book value	372,974	384,549
Other fixed assets, net	965	987
Prepaid charter revenue	1,089	3,798
Other assets	8,701	8,001
Total assets	$411,519	$435,723

LIABILITIES AND STOCKHOLDERS' EQUITY

Bank debt, net of unamortized deferred financing costs	$135,235	$142,678
Related party financing	46,450	48,950
Other liabilities	4,259	4,921
Total stockholders' equity	225,575	239,174
Total liabilities and stockholders' equity	$411,519	$435,723

** The balance sheet data as of December 31, 2015 has been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by/ (used in) Operating Activities	$(3,508)	$5,428	$(4,343)	$9,063
Net Cash provided by/ (used in) Investing Activities	(18)	(34,284)	4,307	(42,979)
Net Cash used in Financing Activities	(5,281)	(184)	(10,562)	(369)